Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED
2008 APR 30 A 9:41

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	25 April 2008	*No of sheets:*	1

Current report 26/2008

The Management Board of KGHM Polska Miedź S.A. announces that in current report no. 26/2008, published on 24 April 2008, containing information on the Members of the Management Board appointed by the Supervisory Board of the Company on 23 April 2008, there was an error concerning the data for Vice President of the Management Board - Maciej Tybura. Erroneous information was given respecting the year of graduation from MBA Post-Graduate Studies.

It was:
„MBA Post-Graduate Studies - Wrocław University of Economics (2000),"
It should be:
„MBA Post-Graduate Studies - Wrocław University of Economics (2002),".

Legal basis: § 5 sec. 1 point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PROCESSED
MAY 06 2008
THOMSON REUTERS

[redacted]

08002247

PREZES ZARZĄDU
Mirosław Krutin

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

END